EXHIBIT 14(i)

The Boeing Company

Code of Ethical Business Conduct

for

Members of the Board of Directors

The Board of Directors (the “Board”) of The Boeing Company (the “Company”) has adopted the following Code of Ethical Business Conduct (the “Code”) for directors of the Company (“Directors”). This Code is intended to focus the Board and each Director on areas of ethical risk, provide guidance to help them continue to effectively recognize and deal with ethical issues, enhance existing mechanisms to continue the reporting of unethical conduct, and help to continue to foster and sustain a culture of honesty and accountability. Each Director must comply with the letter and spirit of this Code.

Directors who also serve as officers of the Company should read this Code in conjunction with the Company’s Ethical Business Conduct Guidelines.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Governance and Nominating Committee, who may consult with inside or outside legal counsel as appropriate.

1. Conflict of Interest.

Directors must avoid any conflicts of interest between them and the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Chairman of the Board or the Chairman of the Governance and Nominating Committee.

A “conflict of interest” can occur when a Director’s personal interest is adverse to – or may appear to be adverse to – the interests of the Company as a whole. Conflicts of interest also arise when a Director, or a member of his or her immediate family1, receives improper personal benefits as a result of his or her position as a director of the Company.

This Code does not attempt to describe all possible conflicts of interest that could develop. Some of the more common conflicts from which Directors must refrain, however, are set out below.

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Relationship of Company with third parties. Directors may not engage in any conduct or activities (other than in connection with Board consideration of a prospective business or contractual relationship wherein a Director is carrying out his or her fiduciary responsibilities) that impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

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Compensation. Non Employee Directors may not accept compensation from the Company for services performed for the Company other than director’s fees and compensation associated with their activities as a director unless such compensation is approved in advance by the Chairman of the Governance and Nominating Committee.

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Gifts. Directors and members of their families may not accept gifts from persons or entities who deal with the Company in those cases where any such gift has more than a nominal value, is being made in order to influence the Director’s actions as a member of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

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Personal use of Company assets. Directors may not use Company assets, labor or information for personal use except as outlined in Procedure 10, “Proper Use of Company, Customer, and Supplier Resources,” or unless approved by the Chairman of the Governance and Nominating Committee, or as part of a compensation or expense reimbursement program available to all Directors.

2. Corporate Opportunities.

Directors are prohibited from: (a) taking for themselves opportunities related to the Company’s business; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, if the Company’s “disinterested Directors,” as defined under applicable law, determine that the Company will not pursue an opportunity that relates to the Company’s business, a Director may do so.

3. Confidentiality.

Directors shall maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them, from whatever source, in their capacity as a Director, except when disclosure is authorized or legally mandated. No Director shall use confidential information for his or her personal benefit or to benefit persons or entities outside the Company. For purposes of this Code, “confidential information” includes all non-public information relating to the Company.

4. Compliance with Laws, Rules and Regulations; Fair Dealing.

Directors shall comply, and oversee compliance by employees, officers and other Directors, with laws, rules and regulations applicable to the Company, including insider-trading laws. Transactions in Company securities are governed by the Company’s Insider Trading Procedure (Procedure 12).

5. Encouraging the Reporting of any Illegal or Unethical Behavior

Directors shall continue to promote ethical behavior and take steps to ensure that the Company continues to: (a) encourage employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourage employees to report violations of laws, rules, regulations or the Company’s Ethical Business Conduct Guidelines to appropriate personnel; and (c) inform employees that the Company will not allow retaliation for reports made in good faith.

6. Compliance Procedures.

Any suspected violations of this Code should be communicated promptly to the Chairman of the Board or the Chairman of the Governance and Nominating Committee.

[1]

New York Stock Exchange Rule 303.02(A) defines “immediate family” to include a person’s spouse, arents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who share such person’s home.